UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Commission File Number 1-08346
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272 Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
Date: December 14, 2007
	By	/s/ Seiji Enami
Seiji Enami
Director, Senior Vice President and CFO, General Manager of Finance and Accounting Department

Interim Consolidated Financial Statements for the six-month-period ended September 30, 2007
(in English)
     On December 14, 2007, this report in the Japanese version was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan.

1)  Consolidated balance sheets (Unaudited)

	Yen (Millions)
	September 30,	September 30,	March 31,
ASSETS	2006	2007	2007

Current assets:
Cash and cash equivalents	¥264,833	¥229,466	¥289,169
Short-term investments	10,016	23,483	11,071
Marketable securities (Note 2)	56	1,005	1,063
Trade receivables:
Notes	8,319	8,927	9,546
Accounts	180,744	180,866	175,079
Allowance for doubtful receivables	(6,993)	(5,723)	(6,311)

Net trade receivables	182,070	184,070	178,314

Inventories	92,239	90,009	89,789
Income taxes receivables	1,342	245	276
Assets held for sale	3,404	1,842	2,125
Prepaid expenses and other current assets (Note 8)	42,142	47,357	43,563

Total current assets	596,102	577,477	615,370

Investments in securities (Note 2)	29,583	53,450	32,641

Property, plant and equipment, at cost (Note 3):
Land	21,146	22,531	21,696
Buildings	190,916	193,518	194,005
Machinery and equipment	502,059	525,867	508,972
Construction in progress	14,421	17,030	14,605

	728,542	758,946	739,278
Less accumulated depreciation	(480,482)	(505,739)	(492,575)

Net property, plant and equipment	248,060	253,207	246,703

Goodwill (Note 9)	18,202	16,704	17,539
Intangible assets (Note 9)	28,339	31,072	31,005
Deferred income taxes	10,025	9,568	9,666
Other assets (Note 6)	29,101	46,222	36,380

	¥959,412	¥987,700	¥989,304

See accompanying notes to consolidated financial statements.

	Yen (Millions)
	September 30,	September 30,	March 31,
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	2006	2007	2007

Current liabilities:
Short-term debt	¥1,698	¥2,186	¥3,013
Current installments of long-term debt	1,977	504	514
Trade payables:
Notes	4,963	5,338	4,155
Accounts	89,309	83,226	77,616
Accrued salaries and wages	19,454	23,447	24,562
Accrued expenses	45,665	42,624	36,555
Income taxes payables	11,844	19,102	13,245
Other current liabilities (Note 8)	6,522	5,638	5,880

Total current liabilities	181,432	182,065	165,540

Long-term debt, excluding current installments	382	360	532

Retirement and severance benefits	27,501	31,071	32,290

Deferred income taxes	6,213	8,835	7,526

Other noncurrent liabilities	5,822	7,483	6,501

Total liabilities	221,350	229,814	212,389

Minority interests	12,905	13,968	14,203

Commitments and contingent liabilities (Note 7)

Stockholders’ equity:
Common stock
Authorized 480,000,000 shares; issued 133,189,659 shares at September 30, 2006 and March 31, 2007, and 129,590,659 shares at September 30, 2007	32,641	32,641	32,641
Additional paid-in capital	63,556	63,925	63,695
Legal reserve (Note 4)	18,276	19,240	18,844
Retained earnings (Note 4)	638,133	659,904	671,350
Accumulated other comprehensive income (loss) (Note 5)	(20,734)	(25,171)	(17,846)
Treasury stock at cost; 849,866 shares at September 30, 2006, 636,901 shares at September 30, 2007 and 755,454 shares at March 31, 2007	(6,715)	(6,621)	(5,972)

Total stockholders’ equity	725,157	743,918	762,712

	¥959,412	¥987,700	¥989,304

2)  Consolidated statements of income (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

Net sales	¥424,838	¥433,088	¥862,025
Cost of sales	307,092	318,318	622,819

Gross profit	117,746	114,770	239,206
Selling, general and administrative expenses	79,401	82,547	159,106
Gain on business transfer to Imation Corp. (Note 11)	–	(14,922)	–
Restructuring cost	81	–	510

Operating income	38,264	47,145	79,590
Other income (deductions):
Interest and dividend income	3,028	4,744	7,025
Interest expense	(109)	(71)	(200)
Equity in earnings of affiliates	516	(1)	1,489
Gain (loss) on securities, net	(195)	(1,504)	(212)
Foreign exchange gain (loss)	(250)	(1,996)	973
Other – net	75	45	0

	3,065	1,217	9,075

Income before income taxes	41,329	48,362	88,665
Income taxes:
Current	11,985	14,996	18,863
Deferred	(727)	(1,623)	(1,878)

	11,258	13,373	16,985

Income before minority interests	30,071	34,989	71,680
Minority interests, net of tax	449	363	1,555

Net income	¥29,622	¥34,626	¥70,125

Amounts per share:
	Yen (except number of common shares outstanding)

Net income per share (Note 10):
Basic	¥223.89	¥266.16	¥529.88
Diluted	223.66	265.81	529.29
Weighted average basic common shares outstanding (in thousands) (Note 10)	132,307	130,095	132,342
Weighted average diluted common shares outstanding (in thousands) (Note 10)	132,442	130,263	132,488
Cash dividends paid during periods (Note 4)	¥50.00	¥60.00	¥100.00

See accompanying notes to consolidated financial statements.

3)   Consolidated statements of stockholders’ equity (Unaudited)

	Yen (Millions)
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity

The first half of FY2007 (April 1, 2006 - September 30, 2006)
			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period (as previously reported)	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	–	–	–	(2,287)	–	–	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		319					319
Cash dividends				(6,613)			(6,613)
Transferred to legal reserve			759	(759)			–
Comprehensive income:
Net income				29,622			29,622
Foreign currency translation adjustments					1,951		1,951
Minimum pension liability adjustments					(467)		(467)
Net unrealized gains (losses) on securities					(272)		(272)

Total comprehensive income							30,834

Acquisition of treasury stock						(15)	(15)
Exercise of stock option				(89)		589	500

Balance at end of period	¥32,641	¥63,556	¥18,276	¥638,133	¥(20,734)	¥(6,715)	¥725,157

The first half of FY2008 (April 1, 2007 - September 30, 2007)
			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period	¥32,641	¥63,695	¥18,844	¥671,350	¥(17,846)	¥(5,972)	¥762,712

Non-cash compensation charges under stock option plans		279					279
Cash dividends				(7,946)			(7,946)
Transferred to legal reserve			396	(396)			–
Comprehensive income:
Net income				34,626			34,626
Foreign currency translation adjustments					(6,358)		(6,358)
Pension liability adjustments					4,237		4,237
Net unrealized gains (losses) on securities					(5,204)		(5,204)

Total comprehensive income							27,301

Acquisition of treasury stock						(39,239)	(39,239)
Retirement of treasury stock				(37,410)		37,410	–
Exercise of stock option				(320)		1,180	860
Adjustments for employee stock awards to be reclassified as a liablitiy		(49)					(49)

Balance at end of period	¥32,641	¥63,925	¥19,240	¥659,904	¥(25,171)	¥(6,621)	¥743,918

	Yen (Millions)
					Accumulated
		Additional			other		Total
	Common	paid-in	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	capital	reserve	earnings	income (loss)	stock	equity

FY2007
(April 1, 2006 - March 31, 2007)
			(Note 4)	(Note 4)	(Note 5)
Balance at beginning of period (as previously reported)	¥32,641	¥63,237	¥17,517	¥618,259	¥(21,946)	¥(7,289)	¥702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108 (Note 1)	–	–	–	(2,287)	–	–	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			–
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at end of period	¥32,641	¥63,695	¥18,844	¥671,350	¥(17,846)	¥(5,972)	¥762,712

See accompanying notes to consolidated financial statements.

4)  Consolidated statements of cash flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

Cash flows from operating activities:
Net income	¥29,622	¥34,626	¥70,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,884	33,112	65,337
Loss on disposal of property and equipment	1,011	1,947	2,649
Deferred income taxes	(727)	(1,623)	(1,878)
Loss (gain) on securities, net	195	1,504	212
Gain on business transfer to Imation Corp.	–	(14,922)	–
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	5,140	(25,008)	11,241
Decrease (increase) in inventories	(2,547)	(10,822)	892
Decrease (increase) in prepaid expenses and other current assets	3,826	(7,277)	6,202
Increase (decrease) in trade payables	8,552	18,471	(5,272)
Increase (decrease) in accrued salaries and wages	414	(1,061)	1,634
Increase (decrease) in accrued expenses	(2,053)	9,613	(8,702)
Increase (decrease) in income taxes payables, net	1,579	6,123	4,004
Increase (decrease) in other current liabilities	(854)	1,007	(1,808)
Increase (decrease) in retirement and severance benefits, net	302	31	(74)
Other – net	3,374	(3,569)	921

Net cash provided by operating activities	78,718	42,152	145,483

Cash flows from investing activities:
Capital expenditures	(35,980)	(38,242)	(70,440)
Proceeds from sale and maturity of short-term investments	5,016	15,877	20,046
Payment for purchase of short-term investments	(15,028)	(28,824)	(31,089)
Proceeds from sale and maturity of investments in securities	7	10	23
Payment for purchase of investments in securities	(1,348)	(3,099)	(3,638)
Transfer of businesses	–	(503)	–
Proceeds from sale of property, plant and equipment	2,024	2,786	3,678
Acquisition of minority interests	(6)	–	(6)
Other – net	30	(46)	(62)

Net cash used in investing activities	(45,285)	(52,041)	(81,488)

Cash flows from financing activities:
Proceeds from long-term debt	123	–	–
Repayment of long-term debt	(130)	(271)	(2,143)
Increase (decrease) in short-term debt, net	(2,771)	(827)	(1,456)
Proceeds from exercise of stock options	500	860	1,159
Cash paid to acquire treasury stock	(15)	(39,239)	(32)
Dividends paid	(6,613)	(7,946)	(13,230)
Other – net	(115)	(325)	(160)

Net cash used in financing activities	(9,021)	(47,748)	(15,862)

Effect of exchange rate changes on cash and cash equivalents	1,404	(2,066)	2,019

Net increase (decrease) in cash and cash equivalents	25,816	(59,703)	50,152
Cash and cash equivalents at beginning of period	239,017	289,169	239,017

Cash and cash equivalents at end of period	¥264,833	¥229,466	¥289,169

See accompanying notes to consolidated financial statements.

5) Notes to Consolidated Financial Statements (Unaudited)
1.	Summary of Significant Accounting Policies
(a)	Consolidation Policy
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (the “U.S. GAAP”). The consolidated financial statements include the accounts of TDK, its subsidiaries and those variable interest entities where TDK is the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. All significant intercompany accounts and transactions have been eliminated in consolidation.
     The investments in affiliates in which TDK’s ownership is 20 percent to 50 percent and where TDK exercises significant influence over their operating and financial policies are accounted for by the equity method. All significant intercompany profits from these affiliates have been eliminated.
     The segment information is presented in accordance with the accounting principles generally accepted in Japan. The segment information required to be disclosed in financial statements under the U.S. GAAP is not presented in the accompanying consolidated financial statements.
     In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the operating results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2007 consolidated financial statements and notes thereto included in TDK Corporation and Subsidiaries Annual Report 2007. Consolidated financial statements ended March 31, 2007 are audited while consolidated financial statements ended September 30, 2006 and 2007 are unaudited.
(b)	Cash Equivalents and Short-term Investments
     Cash equivalents include all highly liquid investments with an original maturity of three months or less. All other highly liquid investments not considered to be cash equivalents are classified as short-term investments. TDK determines the appropriate classification of its investments at the time of purchase.
(c)	Allowance for Doubtful Receivables
     The allowance for doubtful receivables is TDK’s best estimate of the amount of probable credit losses in TDK’s existing trade receivables. An additional reserve for individual receivables is recorded when TDK becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in a customer’s operating results or financial position. If customer circumstances change, estimates of the recoverability of receivables would be further adjusted.
(d)	Marketable Securities and Investments in Securities
     TDK classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which TDK has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized. As of September 30, 2006 and 2007, and March 31, 2007, TDK did not hold any trading or held-to-maturity securities. Available-for sale securities, which mature or are expected to be sold in less than one year, are classified as marketable securities.

     A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, TDK periodically reviews the fair value of available-for-sale securities for possible impairment by taking into consideration the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry, degree and period of the decline in fair value and other relevant factors.
     Nonmarketable securities are recorded at cost, as fair value is not readily determinable. TDK periodically evaluates whether an event or change in circumstances may have a significant adverse effect on the fair value of the investment. Factors considered in accessing whether an indication of impairment exists include the financial and operating conditions of the issuer, the general market conditions in the issuer’s industry and other relevant factors. If an indication of impairment is present, TDK estimates the fair value of nonmarketable securities. If the fair value is less than cost and the impairment is determined to be other-than-temporary, a nonmarketable security is written down to its impaired value through a charge to earnings.
(e)	Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
     The cost elements for finished goods and work in process include direct costs for materials such as primary materials and purchased semi-finished products, direct labor costs such as basic salaries, bonuses, and legal welfare expenses, direct costs such as expenses paid to subcontractors, and indirect manufacturing costs comprising material costs, labor costs and other overhead costs.
(f)	Property, Plant and Equipment
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and of certain foreign subsidiaries and by the straight-line method for assets of other foreign subsidiaries based on the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 22 years
(g)	Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. TDK uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income resulting from a change in tax law or rate.
     In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than -not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. TDK adopted FIN 48 on April 1, 2007.

(h)	Stock Option Plan
     TDK accounts for stock options based on Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”. SFAS 123R requires TDK to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. Stock based compensation expense for the six months ended September 30, 2007 includes the unvested portion of the grant date fair value of awards issued prior to adoption previously calculated for disclosure purpose, and compensation expense for all equity awards granted subsequent to April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. TDK uses the straight-line attribution method to recognize stock-based compensation expense over the requisite service period for the entire award. As a result of the adopting SFAS 123R, compensation expenses related to stock options TDK recognized for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 were ¥319 million, ¥279 million and ¥458 million, respectively. And the related tax benefits TDK recognized for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 were ¥31 million, ¥66 million and ¥67 million, respectively.
(i)	Research and Development Expenses
     Research and development costs are expensed as incurred.
(j)	Advertising Costs
     Advertising costs are expensed as incurred.
(k)	Shipping and Handling Fees and Costs
     Shipping and handling costs amounted to ¥8,521 million, ¥7,086 million and ¥15,134 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.
(l)	Foreign Currency Translation
     Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, the assets and liabilities of TDK’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements of foreign subsidiaries are excluded from the statements of income and are accumulated in stockholders’ equity as a component of accumulated other comprehensive income (loss).
(m)	Use of Estimates
     Management of TDK has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with the U.S. GAAP. Significant items subject to such estimates and assumptions include the valuation of intangible assets, property, plant and equipment, trade receivables, inventories, and deferred income tax assets, and assumptions related to the estimation of actuarial determined employee benefit obligations. Actual results could differ from those estimates.

(n)	Accounting for the Impairment or Disposal of Long-Lived Assets
     Property, plant and equipment and certain identifiable intangibles with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
(o)	Goodwill and Other Intangible Assets
     Goodwill is not amortized, but instead is tested for impairment at least annually or more frequently if certain indicators arise. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment annually until the life is determined to no longer be indefinite.
     TDK conducts its annual impairment test of goodwill and other intangible assets with indefinite useful lives in the fourth quarter of each fiscal year.
(p)	Derivative Financial Instruments
     TDK has elected not to apply hedge accounting. Accordingly, changes in the fair value of derivatives are recognized in earnings in the period of the changes.
(q)	Net Income per Share
     Basic net income per share has been computed by dividing net income available to common stock holders by the weighted-average number of common stocks outstanding during each period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stocks were exercised or converted into common stock or resulted in the issuance of common stock of TDK. For the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, stock options to purchase 187,200, 98,100 and 96,600 shares, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been antidilutive.
(r)	Revenue Recognition
     TDK generates revenue principally through the sale of electronic materials and components and recording media under separate contractual arrangements for each. TDK recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.
     Revenue from sales of electronic materials and components including electronic materials, electronic devices and recording devices is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of electronic materials and components, TDK’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.
     Revenue from sales of recording media products such as videotapes and DVDs is also recognized when the products are received by customers based on the free-on board destination sales term or when the products are delivered to carriers on the Carriage and Insurance Paid to (CIP).

     TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds (“MDFs”), rebates and coupons, and are accounted for in accordance with Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product)” (“EITF 01-9”). Generally, under EITF 01-9, consideration given by a vendor to a customer is presumed to be a reduction of the selling price of goods and services, and, therefore, should be recognized as a reduction of revenue in the vendor’s income statement. The presumption may be overcome based on certain factors. These sales incentives totaled to ¥6,615 million, ¥4,854 million and ¥14,034 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as a reduction of revenue at the time the related revenue is recognized and amounted to ¥3,186 million, ¥2,256 million and ¥6,586 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to ¥1,859 million, ¥1,275 million and ¥3,815 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     MDFs are provided to certain resellers and retailers as a contribution to or a sponsored fund for customers’ marketing programs, such as customers’ coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to ¥840 million, ¥602 million and ¥1,692 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, that are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to ¥529 million, ¥573 million and ¥1,436 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to ¥145 million, ¥44 million and ¥365 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.

     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to ¥56 million, ¥104 million and ¥140 million for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007, respectively.
     TDK allows limited right of returns in certain cases and reduces revenue for estimated future returns based upon historical experience at the time the related revenue is recorded.
     Warranties offered on TDK’s products are insignificant.
(s)	Considering the Effects of Prior Year Misstatements
     In September 2006, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 requires TDK to quantify misstatements using both the balance-sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB 108 allows TDK to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings. TDK adopted SAB 108 from the fiscal year ended March 31, 2007. Upon adoption of SAB108, TDK corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings. Prior to the adoption of SAB108, TDK had not recorded accrued vacations in accordance with Statement of Financial Accounting Standards No. 43 (“SFAS43”), “Accounting for Compensated Absences”, which had previously been considered immaterial to the prior year consolidated financial statements. The adjustment for the accrued vacation decreased the beginning of retained earnings for the year ended March 31, 2007 by ¥2,287 million. TDK recorded a ¥2 million increase and a ¥5 million decrease in an accrued vacation expense, net of related income taxes, relating to SFAS 43 for the six months ended September 30, 2006 and for the year ended March 31, 2007, respectively.
(t)	New Accounting Standards Not Yet Adopted
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157, except for a part of it, is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 157 to have a material effect on TDK’s consolidated financial position and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. The measurement date provision will be effective for fiscal years ending after December 15, 2008. TDK currently uses a December 31 measurement date, and is evaluating the effect of changing measurement date on TDK’s consolidated financial position and results of operations.
     In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of Statement of Financial Accounting Standards No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liability at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. TDK does not expect the adoption of SFAS 159 to have a material effect on TDK’s consolidated financial position and results of operations.

2.	Marketable Securities and Investments in Securities
     Marketable securities and investments in securities at September 30, 2006 and 2007, and at March 31, 2007, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2006	2007	2007

Short-term marketable securities	¥56	1,005	1,063
Long-term marketable securities	13,932	36,931	15,912
Nonmarketable securities	377	349	357
Investments in affiliates	15,274	16,170	16,372

	¥29,639	54,455	33,704

     Marketable securities and investments in securities include available-for-sale securities. Information with respect to such securities at September 30, 2006 and 2007, and at March 31, 2007, is as follows:

As of September 30, 2006

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥10,612	2,677	301	12,988
Debt securities	1,003	–	3	1,000

	¥11,615	2,677	304	13,988

As of September 30, 2007

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥39,666	3,634	7,349	35,951
Debt securities	1,988	–	3	1,985

	¥41,654	3,634	7,352	37,936

As of March 31, 2007

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
Yen (Millions):	Cost	Gains	Losses	Fair Value

Equity securities	¥11,919	3,566	488	14,997
Debt securities	1,983	–	5	1,978

	¥13,902	3,566	493	16,975

     TDK recorded an impairment of ¥1,507 million on certain available-for-sale securities representing other-than-temporary declines in the fair value as “gain (loss) on securities, net” for the six months ended September 30, 2007.
     As of September 30, 2007, the gross unrealized holding losses of ¥7,349 million includes unrealized holding losses of ¥6,828 million relating to the decline of value of Imation common stock TDK acquired on August 1, 2007.
     As of September 30, 2006 and 2007, and March 31, 2007, certain debt securities in the amount of ¥994 million and ¥1,979 million, and ¥1,972 million, respectively were pledged as collateral for extended custom duty payments to Tokyo Customs.

3.	Pledged Assets
     As of September 30, 2006 and 2007, and March 31, 2007, property, plant and equipment having a net book value of ¥2,232 million, ¥2,147 million and ¥2,200 million, respectively, were pledged as collateral for long-term debt from banks.
4.	Legal Reserve and Dividends
     Cash dividends and appropriations to the legal reserve charged to retained earnings during the periods represent dividends paid out during the periods and the related appropriations to the legal reserve. The accompanying consolidated financial statements do not include any provision for the dividend resolved by the Board of Directors of ¥60 per share aggregating ¥7,737 million in respect of the six months ended September 30, 2007.
     Cash dividends per common share are computed based on dividends paid for each period.
5.	Other Comprehensive Income (Loss)
     Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2006	2007	2007

Foreign currency translation adjustments:
Balance at beginning of period	¥(21,071)	¥(16,688)	¥(21,071)
Adjustments for period	1,951	(6,358)	4,383

Balance at end of period	(19,120)	(23,046)	(16,688)

Net unrealized gains (losses) on securities:
Balance at beginning of period	1,693	1,769	1,693
Adjustments for period	(272)	(5,204)	76

Balance at end of period	1,421	(3,435)	1,769

Minimum pension liability adjustments:
Balance at beginning of period	(2,568)	–	(2,568)
Adjustments for period	(467)	–	2,290
Adjustments for application of SFAS158	–	–	278

Balance at end of period	(3,035)	–	–

Pension liability adjustments:
Balance at beginning of period	–	(2,927)	–
Adjustments for period	–	4,237	–
Adjustments for application of SFAS158	–	–	(2,927)

Balance at end of period	–	1,310	(2,927)

Total accumulated other comprehensive income (loss):
Balance at beginning of period	(21,946)	(17,846)	(21,946)
Adjustments for period	1,212	(7,325)	6,749
Adjustments for application of SFAS158	–	–	(2,649)

Balance at end of period	¥(20,734)	¥(25,171)	¥(17,846)

6.	Leases
     TDK and its subsidiaries occupy offices and other facilities under various cancellable lease agreements expiring in fiscal 2008 through 2009. Lease deposits made under such agreements, aggregating ¥1,766 million, ¥1,421 million and ¥1,456 million at September 30, 2006 and 2007 and at March 31, 2007, respectively, are included in other assets on the accompanying consolidated balance sheets.
     The following is a schedule by periods of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of September 30, 2006 and 2007, and March 31, 2007:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2006	2007	2007

Less 1 year	¥4,421	¥5,063	¥5,659
Over 1 year	11,397	10,158	11,475

Total	¥15,818	¥15,221	¥17,134

7.	Contingent Liabilities
     TDK and certain of its subsidiaries provide guarantees to third parties on bank loans of its employees. The guarantees on behalf of the employees are made for their housing loans. For each guarantee issued, in the event the employee defaults on payment, TDK would be required to make payments under its guarantee.
     The maximum amounts of undiscounted payments TDK would have to make in the event of default at September 30, 2006 and 2007, and March 31, 2007, are as follows:

	Yen (Millions)
	September 30,	September 30,	March 31,
	2006	2007	2007

Contingent liabilities for guarantees of loans of TDK’s employees	¥5,485	¥4,934	¥5,286

     As of September 30, 2007, the liability recognized for the estimated fair value of TDK’s obligation under the guarantee arrangement is not material.
     On March 15, 2007, TDK reached to a basic agreement with Alps Electric., Ltd. (the “Alps”) in which TDK would acquire from Alps the equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business. On September 26, 2007, the agreement was approved and signed by both companies. The acquisition value related to assets acquired from Alps is ¥36,150 million in total.
     TDK expects to complete the transaction under this contract by the end of February 2008. However, if this transaction cannot be completed, TDK is obliged to pay ¥6,000 million to Alps as a breakup fee.
     Several claims against TDK and certain subsidiaries are pending. Provision has been made for the estimated liabilities for the items. In the opinion of management, based upon discussion with counsel, any additional liability not currently provided for will not materially affect the consolidated financial position and results of operations of TDK.

8.	Risk Management Activities and Derivative Financial Instruments
     TDK and its subsidiaries operate internationally which exposes them to the risk of changes in foreign exchange rates and interest rates; derivative financial instruments are utilized to reduce these risks. TDK and its subsidiaries do not hold or issue financial instruments for trading purposes. TDK and its subsidiaries are exposed to credit related losses in the event of nonperformance by the counterparties to those financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of forward foreign exchange contracts and currency option contracts is represented by the fair values of contracts.
     Forward exchange contracts and currency option contracts have been entered into to hedge adverse effects of foreign currency exchange rate fluctuations mainly on foreign-currency-denominated trade receivables and foreign-currency-denominated forecasted transactions.
     TDK and certain subsidiaries had forward exchange contracts to sell and buy foreign currencies and currency option contracts at September 30, 2006 and 2007, and at March 31, 2007. Gains or losses on forward exchange contracts and currency option contracts were included in foreign exchange gain (loss) in the consolidated statements of income. These contracts were measured at fair value and were included in prepaid expenses and other current assets or other current liabilities, as the case may be, in the consolidated balance sheets.
     The contract amounts, carrying amounts and estimated fair values of TDK’s financial instruments at September 30, 2006 and 2007, and at March 31, 2007, are summarized as follows:

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2006	amount	amount	fair value

Forward foreign exchange contracts	¥7,122	¥(63)	¥(63)

Currency option contracts	12,031	(280)	(280)

	Yen (Millions)
	Contract	Carrying	Estimated
September 30, 2007	amount	amount	fair value

Forward foreign exchange contracts	¥1,806	¥(10)	¥(10)

Currency option contracts	12,248	2	2

	Yen (Millions)
	Contract	Carrying	Estimated
March 31, 2007	amount	amount	fair value

Forward foreign exchange contracts	¥8,434	¥72	¥72

Currency option contracts	5,400	82	82

Limitations
     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9.	Goodwill and Other Intangible Assets
     The components of acquired intangible assets excluding goodwill at September 30, 2006 and 2007, and March 31, 2007, are as follows:

	Yen (Millions)
	September 30, 2006
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥10,269	3,641	6,628
Customer relationships	10,676	885	9,791
Software	9,135	5,204	3,931
Other	6,759	1,641	5,118

Total	36,839	11,371	25,468

Unamortized intangible assets	¥2,871		2,871

	Yen (Millions)
	September 30, 2007
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥15,227	4,762	10,465
Customer relationships	10,946	1,751	9,195
Software	9,612	6,000	3,612
Other	6,790	2,052	4,738

Total	42,575	14,565	28,010

Unamortized intangible assets	¥3,062		3,062

	Yen (Millions)
	March 31, 2007
	Gross
	carrying	Accumulated	Net
	amount	amortization	amount

Amortized intangible assets:
Patent	¥13,388	3,888	9,500
Customer relationships	11,001	1,333	9,668
Software	9,660	5,890	3,770
Other	6,884	1,824	5,060

Total	40,933	12,935	27,998

Unamortized intangible assets	¥3,007		3,007

     Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful lives are 4 to 16 years for the Patents, 5 to 17 years for Customer relationships, 2 to 10 years for Internal-use Software, and 8 to 10 years for Other intangible assets.
     Aggregate amortization expenses for the six months ended September 30, 2006 and 2007 and for the year ended March 31, 2007 are ¥1,946 million, ¥2,148 million and ¥3,942 million, respectively. Estimated amortization expense for the next five years is: ¥2,067 million in the 2nd half of fiscal 2008, ¥3,916 million in fiscal 2009, ¥3,750 million in fiscal 2010, ¥3,477 million in fiscal 2011, and ¥3,178 million in fiscal 2012.

     The changes in the carrying amount of goodwill by segment for the six months ended September 30, 2006 and 2007, and for the year ended March 31, 2007 are as follows:

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2006	¥19,453	–	19,453
Additions	5	–	5
Deductions	(1,298)	–	(1,298)
Translation adjustment	42	–	42

Balance as of September 30, 2006	¥18,202	–	18,202

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2007	¥17,539	–	17,539
Additions	35	–	35
Deductions	(574)	–	(574)
Translation adjustment	(296)	–	(296)

Balance as of September 30, 2007	¥16,704	–	16,704

	Yen (Millions)
	Electronic
	materials and	Recording
	components	media	Total

Balance as of March 31, 2006	¥19,453	–	19,453
Additions	8	–	8
Deductions	(1,978)	–	(1,978)
Translation adjustment	56	–	56

Balance as of March 31, 2007	¥17,539	–	17,539

     Goodwill deductions during the year ended March 31, 2007 primarily represent a post-acquisition adjustments (purchase price allocation) associated with the acquisition of Lambda Power Business and the additional acquisition of minority interests at certain Asian subsidiary in the amounts of ¥1,298 million and ¥608 million, respectively.

10.	Net Income per Share
     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

Net income available to common stockholders	¥29,622	34,626	70,125

	Number of shares (Thousands)
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

Weighted average common shares outstanding – Basic	132,307	130,095	132,342
Effect of dilutive stock options	135	168	146

Weighted average common shares outstanding – Diluted	132,442	130,263	132,488

	Yen
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

Net income per share:
Basic	¥223.89	266.16	529.88
Diluted	223.66	265.81	529.29

11.	Business transfer to Imation Corp.
     On April 19, 2007, TDK and Imation Corp. (the “Imation”) reached a definitive agreement under which Imation acquired TDK brand world wide recording media business and use of the TDK brand name for recording media products. TDK retained its research and development, manufacturing and OEM business. Further details of the transaction are provided below.
      Under the terms of the deal, TDK has transferred all the shares of the following six subsidiaries (TDK Marketing Corporation, TDK Marketing Europe GmbH, TDK (Australia) Pty. Ltd., TDK Recording Media (Hong Kong) Co., Ltd., TDK Online Services Corporation and TDK Polska Sp. Z o.o.) , and certain assets and liabilities relating to the recording media business of the following three subsidiaries (TDK Singapore (Pte) Ltd., TDK (Shanghai) International Trading Co., Ltd. and TDK Electronics Corporation) to Imation.
      The transaction was closed on August 1, 2007 for approximately $250 million. The total consideration included Imation common stock constituting approximately 16.6 percent of the total outstanding Imation shares (excluding treasury stock) and cash of approximately $29 million. TDK recognized total ¥14,922 million on the consolidated statements of income as “Gain on business transfer to Imation Corp.” for the six months ended September 30, 2007.
     The assets transferred included ¥3,034 million of cash and cash equivalents, and these were offset with proceeds from transfer of business in the consolidated statements of cash flows for the six months ended September 30, 2007. These cash and cash equivalents were included in prepaid expenses and other current assets in the consolidated balance sheets because they were regarded as accounts receivables at September 30, 2007 according to the contract with Imation.

     TDK transferred business to Imation based on the assumption that TDK would acquire over 20.0 percent of the outstanding Imation shares in the future. On December 5, 2007, TDK acquired additional 915,000 Imation shares. As a result, TDK owns approximately 20.01 percent of the outstanding Imation shares (excluding treasury stock).
     There is the contractual provision in order to adjust the consideration. The working capital amount as of the closing date is to be determined after discussion with TDK and Imation. And if the working capital amount as of the closing date exceeds $97 million (the amount of such excess, the “Excess Working Capital Amount”), Imation is to pay to TDK an amount equal to the Excess Working Capital Amount, and if the working capital amount as of the closing date is less than $97 million (the amount of such shortfall, the “Working Capital Shortfall Amount”), TDK is to pay to Imation an amount equal to the “Working Capital Shortfall Amount”.
12.	Subsequent event
     At a meeting of the Board of Directors held on September 26, 2007, TDK resolved to acquire shares and stock acquisition rights of DENSEI-LAMBDA K.K. (Listed on the first section of the Tokyo Stock Exchange), which is a TDK’s subsidiary mainly engaged in the power supply business including the manufacture and sale of switching power supplies and uninterruptible power supplies, by means of a tender offer (hereinafter the “Tender Offer”).
     Considering that the recent market environment in connection with the power supply business and the electronic materials and components businesses is growing and expanding not only within the existing field of industrial equipments but also into new fields, such as automobile and digital home appliances, TDK has attempted to complete the Tender Offer in order to turn DENSEI-LAMBDA K.K. into a wholly owned subsidiary in which all of the issued and outstanding shares will be, directly or indirectly, held by related parties of TDK by March 2008.
     TDK is aiming within the TDK Group, including DENSEI-LAMBDA K.K., to expedite decision making processes in the power supply business and the electronic materials and components businesses, to integrate operating bases and IT and logistic services, to establish a co-development system for new products and services and to reduce costs by further streamlining operations.
     The Tender Offer was implemented from September 27, 2007 through November 8, 2007 (30 business days), and TDK purchased change to 8,110,702 tendered shares for approximately ¥13,910 million in total. As a result, shareholding ratio of DENSEI-LAMBDA K.K. after the Tender Offer is changed from 58.74 percent to 96.27 percent.
     The purchase price under the Tender Offer was decided to be ¥1,715 per share. The purchase price for the shares of common stock of DENSEI-LAMBDA K.K. proposed under this Tender Offer represents a premium calculated by TDK on the closing price of its shares of common stock on the first section of the Tokyo Stock Exchange on September 25, 2007.

13.	Supplementary Information

	Yen (Millions)
	Six months ended	Six months ended	Year ended
	September 30, 2006	September 30, 2007	March 31, 2007

(a) Statement of Income
Research and development	¥23,780	¥27,051	¥50,058
Rent	4,350	3,855	8,794
Maintenance and repairs	7,494	7,629	13,494
Advertising costs	2,288	2,583	4,570

(b) Statement of Cash Flows
Cash paid during the periods for:
Interest	¥ 152	¥ 82	¥ 239
Income taxes	¥9,145	¥9,558	¥15,364

Noncash activities
     There were no material noncash investing and financing activities for the six months ended September 30, 2006 and for the year ended March 31, 2007.
     As mentioned in Note 11, there were noncash investing activities to acquire shares of Imation common stock worth approximately $221 million (approximately 16.6 percent of the total outstanding Imation shares) as part of consideration for transferring the TDK brand world wide recording media business to Imation for the six months ended September 30, 2007.

14.	Segment Information

(a)	Industry segment information
Six months ended September 30, 2006

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥376,707	¥48,131	¥424,838	–	¥424,838
Intersegment	–	–	–	–	–

Total	376,707	48,131	424,838	–	424,838

Operating expenses	336,140	50,434	386,574	–	386,574

Operating income (loss)	¥40,567	¥(2,303)	¥38,264	–	¥38,264

Six months ended September 30, 2007

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥398,421	¥34,667	¥433,088	–	¥433,088
Intersegment	–	–	–	–	–

Total	398,421	34,667	433,088	–	433,088

Operating expenses	362,381	23,562	385,943	–	385,943

Operating income	¥36,040	¥11,105	¥47,145	–	¥47,145

Year ended March 31, 2007

	Yen (Millions)
	Electronic			Eliminations
	materials &	Recording		and
	components	media	Sub total	corporate	Total

Net sales
External sales	¥758,821	¥103,204	¥862,025	–	¥862,025
Intersegment	–	–	–	–	–

Total	758,821	103,204	862,025	–	862,025

Operating expenses	677,046	105,389	782,435	–	782,435

Operating income (loss)	¥81,775	¥(2,185)	¥79,590	–	¥79,590

(Notes)	1.	Segment classification
		Segments are classified by the similarity of the products, the product’s character, the manufacturing method and the selling market.
	2.	Principal products in each segment
		Electronic materials and components:
		Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads and Organic EL displays
		Recording media:
		Audio tapes, Video tapes, CD-Rs, MDs, DVDs and Tape-based data storage media for computers

(b)	Geographic segment information
Six months ended September 30, 2006

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥91,118	¥37,423	¥38,331	¥257,966	¥424,838	–	¥424,838
Intersegment	102,690	19,732	743	29,419	152,584	(152,584)	–

Total	193,808	57,155	39,074	287,385	577,422	(152,584)	424,838

Operating expenses	178,679	52,374	39,998	268,217	539,268	(152,694)	386,574

Operating income (loss)	¥15,129	¥4,781	¥(924)	¥19,168	¥38,154	¥110	¥38,264

Six months ended September 30, 2007

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥84,877	¥35,617	¥31,064	¥281,530	¥433,088	–	¥433,088
Intersegment	116,383	20,445	903	31,193	168,924	(168,924)	-

Total	201,260	56,062	31,967	312,723	602,012	(168,924)	433,088

Operating expenses	171,003	50,778	35,633	296,480	553,894	(167,951)	385,943

Operating income (loss)	¥30,257	¥5,284	¥(3,666)	¥16,243	¥48,118	¥(973)	¥47,145

Year ended March 31, 2007

	Yen (Millions)
						Eliminations
	Japan	Americas	Europe	Asia and	Sub total	and	Total
				others		corporate

Net sales
External sales	¥187,056	¥76,117	¥82,721	¥516,131	¥862,025	–	¥862,025
Intersegment	210,091	35,572	1,608	56,848	304,119	(304,119)	–

Total	397,147	111,689	84,329	572,979	1,166,144	(304,119)	862,025

Operating expenses	365,870	103,820	84,332	531,464	1,085,486	(303,051)	782,435

Operating income (loss)	¥31,277	¥7,869	¥(3)	¥41,515	¥80,658	¥(1,068)	¥79,590

(Notes)	1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
	2.	Principal nations in each geographic segment excluding Japan:
		Americas: United States of America
		Europe: Germany
		Asia and others: Hong Kong, Philippines, China, Singapore and Taiwan

(c)	Overseas sales

Six months ended September 30, 2006

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥51,325	¥38,870	¥251,706	¥341,901
Net sales				424,838
Ratio of overseas sales to net sales (%)	12.1	9.2	59.2	80.5

Six months ended September 30, 2007

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥50,947	¥32,879	¥272,995	¥356,821
Net sales				433,088
Ratio of overseas sales to net sales (%)	11.8	7.6	63.0	82.4

Year ended March 31, 2007

	Yen (Millions)
	Americas	Europe	Asia and others	Total

Sales by region	¥103,124	¥83,545	¥504,004	¥690,673
Net sales				862,025
Ratio of overseas sales to net sales (%)	11.9	9.7	58.5	80.1

(Notes)	1.	Overseas sales are based on the location of the customers.
	2.	Principal nations in each region excluding Japan:
		Americas: United States of America
		Europe: Germany, Italy, United Kingdom and France
		Asia and others: Hong Kong, China, Taiwan, Philippines and Singapore
	3.	Overseas sales are net sales of TDK and its consolidated subsidiaries in the countries and regions other than Japan.